July 22, 2015

VIA EDGAR TRANSMISSION

Deborah O’Neil Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Nile Capital Investment Trust; File Nos. 333-164528 & 811-22384

Dear Ms. O’Neil Johnson,

On May 29, 2015, the Registrant, on behalf of its series, the Nile Pan Africa Fund (the “Pan Africa Fund”), the Nile Frontier and Emerging Fund (the “F&E Fund”) and the Nile Africa and Frontier Bond Fund (the “Bond Fund”, and collectively with the Pan Africa Fund and F&E Fund, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 16, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

1.

Missing Information. Please provide completed versions of the fee table, expense example, and performance sections that are currently missing in the prospectus for each Fund.

Response. The Registrant has completed the missing information for each Fund and included it attached as Exhibit A.

Pan Africa Fund:

2.

Fee Table. Please add a space between the Shareholder Fees and Annual Fund Operating Expense section of the fee table.

Response. The Registrant has made the revision requested.

3.

Principal Investment Strategies. The Staff notes that the “Fund will invest in fixed income securities without restriction as to capitalization, credit quality or maturity.”  Please describe to the Staff why capitalization is included in this list.

Response.  “Capitalization” is included within this description as the Fund’s adviser may invest the Fund’s portfolio in fixed income securities issued by African companies without limitation as to size (i.e. capitalization) of the issuer.

4.

Principal Investment Strategies. Please disclose that the Fund may invest in ETFs in this section.

Response. Pursuant to the Staff’s request, the Registrant has included the following disclosure within the Principal Investment Strategies section of the Prospectus: “The Fund may also invest in these asset classes through exchange-traded funds ("ETFs").”

5.

Principal Investment Strategies. Please disclose that the Fund is not diversified in this section.

Response. Pursuant to the Staff’s request, the Registrant has included the following disclosure within the Principal Investment Strategies section of the Prospectus: “The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.”

6.

Performance. In the footnote to the performance table discussing the MSCI Frontier Markets Index, if applicable, please note that the Index does not reflect fees, taxes or expenses.

Response. Pursuant to the Staff’s request, the Registrant has included the following disclosure in the footnote to the performance table discussing the MSCI Frontier Markets Index: “Unlike the Fund’s returns, the Index does not reflect fees, taxes, or expenses.”

7.

Tax Information. Please disclose that that investors may be taxed upon withdrawals of tax deferred plans.

Response. The Registrant has included the following disclosure to the Fund’s Tax Information section: “Dividend and capital gain distributions on Fund shares held through tax-deferred plans may be taxable upon their eventual withdrawal from such tax-deferred plans..”

F&E Fund:

8.

Fee Table. Please add a space between the Shareholder Fees and Annual Fund Operating Expense section of the fee table.

Response. The Registrant has made the revision requested.

9.

Fee Table. In footnote 3 to the fee table that discusses the Fund’s fee waiver, for clarity, please replace the disclosure that states “if such recoupment can be achieved within the foregoing expense limits”  with “if such recoupment can be achieved within expense limit in place at time of waiver.”

Response. The Registrant has made the revision requested to the applicable footnote of the Fund’s fee table.

10.

Expense Example. Confirm that the calculation of costs in the Example reflects the impact of the fee waiver only for the first year.

Response. The Registrant confirms that the calculation of costs in the Example reflects the impact of the fee waiver only for the first year.

Bond Fund:

11.

Fee Table. Please add a space between the Shareholder Fees and Annual Fund Operating Expense section of the fee table.

Response. The Registrant has made the revision requested.

12.

Fee Table. In footnote 3 to the fee table that discusses the Fund’s fee waiver, for clarity, please replace the disclosure that states “if such recoupment can be achieved within the foregoing expense limits”  with “if such recoupment can be achieved within expense limit in place at time of waiver.”

Response. The Registrant has made the revision requested.

13.

Expense Example. Confirm that the calculation of costs in the Example reflects the impact of the fee waiver only for the first year.

Response. The Registrant confirms that the calculation of costs in the Example reflects the impact of the fee waiver only for the first year.

14.

Principal Investment Strategies. Please disclose that the Fund is not diversified in this section.

Response. The Registrant has included the following disclosure in the Principal Investment Strategies section of the Prospectus: “The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.”

15.

Tax Information. Please disclose that that investors may be taxed upon withdrawals of tax deferred plans .

Response. The Registrant has included the following disclosure to the Fund’s Tax Information section: “Dividend and capital gain distributions on Fund shares held through tax-deferred plans may be taxable upon their eventual withdrawal from such tax-deferred plans.”

Statutory Prospectus (Combined):

16.

Management: Investment Adviser. On page 29, in the last paragraph of the second paragraph of the section, for clarity, please replace the disclosure that states “if such recoupment can be achieved within the foregoing expense limits”  with “if such recoupment can be achieved within expense limit in place at time of waiver.”

Response. The Registrant has made the revision requested.

17.

Management: Investment Adviser. On page 30, in the last paragraph of the section please note the specific period covered by each report in which the discussion of the basis for the Board of Trustees' approval of the Advisory Agreements can be found.

Response. The Registrant has made the revisions requested.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Christopher A. Moore

Exhibit A

Final Fee Table, Cost Example, and Performance Information for Each Fund

Nile Pan Africa Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the of the original purchase price)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed on shares held less than 90 days)	2.00%	2.00%	2.00%
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	0.75%	0.75%	0.75%
Total Annual Fund Operating Expenses	2.50%	3.25%	2.25%

______________

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Class A	$814	$1,309	$1,829	$3,248
Class C	$328	$1,001	$1,698	$3,549
Institutional Class	$228	$703	$1,205	$2,585

______________

Performance:  The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Fund’s Class A shares for the full calendar year since the Fund's inception. The performance table compares the performance of the Fund over time to the performance of a broad-based securities market index and a supplemental index. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.  Returns for Class C and Institutional Class shares would vary.  Updated performance information is available at no cost by calling 1-877-68-AFRICA.  Returns do not reflect sales charges and would be lower if they did.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	3/31/12	20.52%
Worst Quarter:	9/30/11	(20.09)%

For the period January 1, 2015 through June 30, 2015, the total return for the Class A shares of the Fund was 1.58%.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2014)

	One Year	Since Inception(1)	Since Inception(2)
Return before taxes – Class A Shares	(12.83)%	6.73%	N/A
Return after taxes on distributions - Class A Shares	(13.56)%	6.20%	N/A
Return after taxes on distributions and sale of Fund shares - Class A Shares	(7.10)%	5.13%	N/A
Return before taxes – Institutional Class Shares	(7.30)%	N/A	5.19%
Return before taxes – Class C Shares	(8.28)%	7.25%	N/A
MSCI Frontier Markets Index Net TR(3)	6.84%	6.18%	5.07%

(1)

The inception date of the Fund’s Class A and C shares is April 28, 2010.

(2)

The inception date for the Fund’s Institutional Class shares is November 3, 2010.

(3)

The MSCI Frontier Markets Index is free float-adjusted market capitalization index that is designed to measure equity market performance of frontier markets.  The MSCI Frontier Markets consists of the following 26 frontier market country indices: Argentina, Bahrain, Bangladesh, Croatia, Estonia, Jordan, Kenya, Kuwait, Lebanon, Lithuania, Kazakhstan, Mauritius, Nigeria, Oman, Pakistan, Qatar, Romania, Serbia, Slovenia, Sri Lanka, Tunisia, Trinidad & Tobago, Ukraine, United Arab Emirates and Vietnam.  Investors cannot invest directly in an index or benchmark.  The index does not reflect fees, taxes or expenses.

Nile Emerging and Frontier Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the of the original purchase price)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed on shares held less than 90 days)	2.00%	2.00%	2.00%
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	10.63%	10.63%	10.63%
Acquired Fund Fees and Expenses (1)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	12.40%	13.15%	12.15%
Fee Waiver (2)	(9.88)%	(9.88)%	(9.88)%
Total Annual Fund Operating Expenses After Fee Waiver	2.52%	3.27%	2.27%

(1)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund

(2)

The adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until July 31, 2016, to ensure that Total Annual Fund Operating Expenses After Fee Waiver (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses) will not exceed 2.50%, 3.25% and 2.25% of the Fund’s average daily net assets for its Class A, Class C and Institutional Class shares, respectively, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits in place at time of waiver. This agreement may be terminated by the Trust’s Board of Trustees on 60 days written notice to the adviser.

______________

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3Years	5 Years	10 Years
Class A	$815	$3,037	$4,942	$8,599
Class C	$330	$2,792	$4,869	$8,749
Institutional Class	$230	$2,550	$4,551	$8,428

______________

Performance:  The bar chart and performance table below gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance. The bar chart shows performance of the Fund’s Institutional Class shares for the full calendar year since the Fund's inception. The performance table compares the performance of the Fund’s Institutional Class shares over time to the performance of a broad-based securities market index. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Updated performance information is available at no cost by calling 1-877-68-AFRICA.

Performance Bar Chart For Calendar Year Ended December 31,

(Returns do not reflect sales charges and would be lower if they did.)

Best Quarter:	6/30/14	7.93%
Worst Quarter:	12/31/14	(9.91)%

For the period January 1, 2015 through June 30, 2015, the total return for the Institutional Class shares of the Fund was (3.93)%.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2014)

	One Year	Since Inception(1)
Return before taxes – Institutional Class Shares	(2.88)%	(2.88)%
Return after taxes on distributions	(3.02)%	(3.02)%
Return after taxes on distributions and sale of Fund shares	(1.63)%	(1.63)%
MSCI Frontier Markets Index Net TR(2)	6.84%	6.84%

(1)

The inception date for the Fund’s Institutional Class shares is December 31, 2013.

(2)

The MSCI Frontier Markets Index is free float-adjusted market capitalization index that is designed to measure equity market performance of frontier markets.  The MSCI Frontier Markets consists of the following 26 frontier market country indices: Argentina, Bahrain, Bangladesh, Croatia, Estonia, Jordan, Kenya, Kuwait, Lebanon, Lithuania, Kazakhstan, Mauritius, Nigeria, Oman, Pakistan, Qatar, Romania, Serbia, Slovenia, Sri Lanka,

Tunisia, Trinidad & Tobago, Ukraine, United Arab Emirates and Vietnam.  Investors cannot invest directly in an index or benchmark.  The index does not reflect fees, taxes or expenses.

After-tax returns were calculated using the historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depends on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After tax returns for the share classes which are not presented will vary from the after-tax returns of Institutional Class shares.

Nile Africa and Frontier Bond Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the of the original purchase price)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed on shares held less than 90 days)	2.00%	2.00%	2.00%
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses (1)	2.22%	2.22%	2.22%
Acquired Fund Fees and Expenses (1)(2)	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	4.17%	4.92%	3.92%
Fee Waiver (3)	(1.47)%	(1.47)%	(1.47)%
Total Annual Fund Operating Expenses After Fee Waiver	2.70%	3.45%	2.45%

(1)

Estimated for the Fund's initial fiscal year.

(2)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3)

The adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until July 31, 2016, to ensure that Total Annual Fund Operating Expenses After Fee Waiver (exclusive of any acquired fund fees and expenses, borrowing costs, taxes and extraordinary expenses) will not exceed 2.50%, 3.25% and 2.25% of the Fund’s average daily net assets for its Class A, Class C and Institutional Class shares, respectively, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits in place at time of waiver. This agreement may be terminated by the Trust’s Board of Trustees on 60 days written notice to the adviser.

______________

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
Class A	$832	$1,643
Class C	$348	$1,348
Institutional Class	$248	$1,061

______________

Performance:  Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time.  In the future, performance information will be presented in this section of the Prospectus.  Updated performance information will be available at no cost by visiting www.nilefunds.com or by calling 1-877-68-AFRICA.